Exhibit 4.15
Consent of KPMG LLP
     We hereby consent to the incorporation by reference in the registration statement on Form F-8 of Fronteer Development Group Inc. relating to the Notice of Meeting and Management Information Circular of Aurora Energy Resources Inc. dated March 20, 2009 of our report to the shareholders of NewWest Gold Corporation (“NewWest”) dated March 28, 2007 on the consolidated balance sheets of NewWest as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and to the reference to our firm under the heading “Experts” in the Circular.

Toronto, Ontario	(signed) KPMG LLP
March 20, 2009	KPMG llp
Chartered Accountants
Licensed Public Accountants